UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information contained in this report

On July 24, 2026, Green Circle Decarbonize Technology Limited made available to its shareholders certain materials in connection with its 2026 Extraordinary General Meeting of Shareholders to be held on August 10, 2026. Copies of the materials are furnished herewith as Exhibits 99.1, 99.2 and 99.3.

Exhibits.

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting of Shareholders

99.2	Proxy Card for Extraordinary General Meeting of Shareholders

99.3	Form of Second and Amended and Restated Memorandum & Articles of Association (Blackline)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Ltd.

Date: July 27, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director